Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

July 23, 2013

Sally Samuel, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:	Lincoln Variable Insurance Products Trust (the “Trust”)

Preliminary Proxy Statement

Date Filed: June 21, 2013

Dear Ms. Samuel:

This letter responds to your comments made during a telephone conversation on June 28, 2013 regarding the above-referenced preliminary proxy statement filing.

Comment 1. With respect to the table on page 1 of the proxy statement, please consider changing the table to list the fund names vertically and each proposal horizontally to indicate which funds can vote on which proposals.

Response: We have made the requested change.

Comment 2. Please consider developing proxy cards so that they are individualized to every beneficial owner in such a way that each shareholder’s card will list only the specific proposals for which s/he is entitled to vote.

Response: The Proxy Card that is filed as part of the preliminary proxy statement lists all proposals and all the Funds in the Trust. However, each shareholder’s individual proxy card would be customized to indicate on the top portion of the card only those Funds in which that shareholder invests. For Proposal #1, all shareholders vote. For the other Proposals, if the shareholder is invested in one or more LVIP Funds which are eligible to vote on a Proposal, only the name of the Fund(s) in which they actually are invested will be listed under the Proposal on their card. If the shareholder has no investment in any of the Fund(s) eligible to vote on a Proposal, the card lists the Proposal but immediately after states “Not Applicable” and there is no box available for a shareholder to check, thereby eliminating the potential for confusion.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Comment 3. Please confirm that you have complied with the requirements of Item 22(b) regarding the election of directors.

Response: We can confirm that the proxy statement complies with the requirements under Item 22(b).

Comment 4. Please list the exact age of each nominee, rather than listing the year in which each nominee was born. Please also include this information in Exhibit C.

Response: We have listed the age of each nominee for Trustee as of the date of the proxy statement in the table titled: “Information on the Nominees” and for each officer listed in Exhibit C.

Comment 5. Under Item 22(b)(12) please confirm that there are no material pending legal proceedings, other than ordinary routine litigation incidental to the Fund’s business to which any director or nominee for director or affiliated person of such director or nominee is a party adverse to the Fund or any of its affiliated persons.

Response: We can confirm that there are no material pending legal proceedings required to be disclosed in this proxy statement.

Comment 6. Under Item 407(f) of Regulation S-K please provide the process by which shareholders may communicate to the Board.

Response: The preliminary proxy statement contained the following paragraph on page 44, which we believe complies with Item 407(f) of Regulation S-K:

“Communications to the Board

Shareholders who wish to communicate to the full Board or to any individual Trustee may address correspondence to LVIP, c/o The Lincoln National Insurance Company at P. O. Box 2340, Fort Wayne, Indiana 46802. Without opening any such correspondence, LVIP management will promptly forward all such correspondence to the intended recipient(s).”

Comment 7. Under Item 22(b)(13) please provide the compensation of the three highest-paid officers that have aggregate compensation from the Fund for the most recently completed fiscal year in excess of $60,000.

Response: None of the Funds’ officers are paid by the Funds; therefore no information needs to be provided in the proxy statement.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Comment 8. Under Item 22(b)(13)(i) please confirm in a sentence in the proxy statement that the columns 3 and 4 of the director’s chart relating to pension or retirement benefits are not applicable.

Response: We have added the following sentence after the chart:

“The Trustees receive no pension or retirement benefits accrued as part of Fund expenses.”

Comment 9. In Proposal 2, please clarify that the multi-manager Order only permits the advisor and the board to select unaffiliated investment sub-advisers without shareholder approval, not affiliated sub-advisers.

Response: On page 27 of the preliminary proxy statement, we added the following sentence to the paragraph:

“LVIP has obtained a Manager of Managers Order from the SEC that permits LVIP’s investment adviser, LIAC, subject to certain conditions, including approval of the Board, to: (i) select a new subadviser or additional subadviser for each Fund; (ii) terminate any existing subadviser and/or replace the subadviser; (iii) enter into new sub-advisory agreements and/or materially modify the terms of, or terminate, any existing sub-advisory agreement; and (iv) allocate and reallocate a Fund’s assets among one or more subadvisers without shareholder approval. The ability to engage in these actions does not apply to subadvisers that are affiliated persons of LIAC.”

Comment 10: In Proposal 4, please consider placing the pro-forma fee and expense tables side by side for ease of review.

Response: We have made the requested change.

Comment 11. The SEC staff has taken the position that Item 22(c) requires disclosure of information regarding the sub-adviser in addition to the adviser.

Response: We have disclosed all of the information required by Item 22(c) with respect to the proposed amendment to the investment advisory agreement. The proposal addresses only the investment advisory agreement, and not the sub-advisory agreement, or any services performed by the sub-adviser. No change is being proposed to the sub-adviser or the sub-advisory agreement. Thus, we believe that it would be potentially confusing to shareholders were we to provide information about the sub-adviser and the sub-advisory agreement, in addition to the information provided regarding the advisor and the advisory agreement.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Comment 12: Please expand the Board considerations identified in Proposal 4 to detail the exact factors and the weighting of factors that the Board considered in approving the proposed new advisory agreement.

Response: We have reviewed our disclosure of Board considerations within Proposal 4 and we remain comfortable that we have sufficiently disclosed in reasonable detail the material factors and conclusions with respect thereto that formed the basis for the Board’s approval of the amended advisory agreement and recommendation that shareholders also approve the agreement. One sentence in the preliminary proxy statement has been slightly modified to clarify what was actually approved by the independent trustees, and which addresses the weighting of factors. The following sentence will be included in the final proxy statement.

“In reaching this conclusion for the Fund, the Board did not identify any single factor or group of factors as all-important or controlling and considered a variety of factors in its analysis. The Board did not allot a particular weight to any one factor or group of factors. The Board considered the factors discussed below, among others.

Comment 13: Under the section “Voting Information” please clarify that the shares owned by Lincoln will be voted proportionally and therefore the vote of a small number of shareholders can affect the outcome because of the factor of proportional voting.

Response: We have modified the following paragraph on page 43 of the preliminary proxy statement as follows:

“Lincoln Life, Lincoln New York and any other unaffiliated insurance companies will vote (i) shares owned by Lincoln Life, Lincoln New York or any other affiliated company; and (ii) each Fund’s shares held by the Accounts for which no timely instructions are received, in proportion to the voting instructions which are received with respect to such Fund even if only a small number of Contract Owners provide voting instructions. Therefore, the vote of a small number of shareholders can affect the overall outcome since those fewer votes have a proportional impact.”

Comment 14: Please identify the solicitation firm and other information as required by Item 4(a)(3).

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Response: We have updated the proxy statement as follows:

“Voting Information

In addition to the solicitation of voting instruction forms and proxy cards by mail, officers and employees of LVIP, without additional compensation, may solicit voting and proxy instructions in person, by telephone, and electronically, including through the Internet. LVIP will engage a third-party vendor to solicit proxies from Contract Owners or shareholders. The agreement between Georgeson Inc. (doing business as Computershare Fund Services) and Lincoln Life states that Computershare Fund Services will provide proxy solicitation and tabulation services for an approximate fee, including out-of-pocket expenses, ranging between $325,000 and $350,000. The agreement may be terminated upon 90 days’ prior written notice (or sooner for in the event of default or bankruptcy) by either party for any reason without liability.”

If you have any further questions, please contact me at 484-583-8083. Thank you for your assistance.

Very Truly Yours,

/s/ Lisa Matson
Lisa Matson, Esq.
Senior Counsel –Funds Management
484-583-8083
Lisa.Matson@lfg.com

cc: Jill R. Whitelaw, Esq., Chief Counsel –Funds Management